Exhibit (a)(10)

March 23, 2010

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU
REJECT ICAHN’S AMENDED OFFER AND NOT TENDER YOUR SHARES

Dear Fellow Lionsgate Shareholder:

On March 19, 2010, certain entities affiliated with Carl C. Icahn (the “Icahn Group”), amended their unsolicited tender offer and are now offering to purchase up to all of the common shares of Lions Gate Entertainment Corp. (“Lionsgate”) for U.S.$6.00 per share.

After careful consideration, including a thorough review of the terms and conditions of the offer by a Special Committee of the Board and by the Board, in consultation with their financial and legal advisors, the Board, by unanimous vote of the directors present at a meeting held on March 22, 2010, and upon the unanimous recommendation of the Special Committee, determined that the offer is financially inadequate and coercive and is not in the best interests of Lionsgate, its shareholders and other stakeholders. The Board strongly recommends that all Lionsgate shareholders NOT tender their shares into the Icahn Group’s offer.

In reaching its recommendation, the Board and the Special Committee took into account numerous factors including those described in the enclosed amended Schedule 14D-9 filing and notice of change to directors’ circular. Among those factors are:

•	The Icahn Group’s offer, which continues to offer only U.S.$6.00 per share, is still inadequate from a financial point of view and does not reflect the value of the Lionsgate shares that senior management, under the direction of the Board, has built over the past 11 years. The unchanged price per share of the offer is an attempt to control Lionsgate without paying an appropriate premium. The average price target of Wall Street analysts for Lionsgate shares as of March 22, 2010 is at a 46.3% premium to the U.S. $6.00 per share offer price.

•	The Icahn Group is now seeking total control over the Company, despite lacking industry experience. The Icahn Group has said that if it is successful, the Icahn Group intends to impose its choices on Lionsgate’s shareholders by, among other things, fundamentally changing Lionsgate’s strategy, replacing Lionsgate’s Board of Directors, and potentially replacing top management “with several individuals who more closely share our vision for the future of the company.” The Icahn Group admits that this will likely thrust Lionsgate into a “potentially volatile period of transition.” In addition, the Icahn Group has not articulated a clear strategy or vision for Lionsgate, other than the general statement that it would prefer to “pursue a strategy aimed more at the consolidation of film and television distributors, as opposed to the acquisition of library assets.”

•	The acquisition by the Icahn Group of a majority or all of Lionsgate’s outstanding shares would still constitute an event of default under Lionsgate’s credit facilities. As of March 19, 2010, $472.1 million in total principal amount of such notes were outstanding and Lionsgate had borrowings of approximately $35.6 million outstanding under the credit facilities.

•	The offer has become more highly conditional and creates substantial uncertainty for Lionsgate’s shareholders. There are numerous conditions to the offer, including the elimination of the shareholder rights plan that now provides shareholders with protections against coercive and unfair attempts to take over the Company, many of which provide the Icahn Group with broad discretion to determine whether the conditions have or have not been satisfied.

•	Despite changes to the offer structure, the offer remains structurally coercive. While the offer is no longer a partial bid for less than all of Lionsgate’s shares, the single deadline for tenders, ability for the Icahn Group to waive the minimum tender condition, and intent not to provide subsequent offering period forces shareholders to make decisions as to their shares without full information and encourages them to tender simply in order to avoid being left with shares in a company effectively controlled by the Icahn Group. The timing of the tender offer deadline also seeks to preempt shareholders’ right to choose to confirm the shareholder rights plan.

The Board authorized shareholders right plan continues to protect the interests of Lionsgate and its shareholders from coercive or unfair attempts to take over the Company without the consent of a majority of the non-bidding shareholders and without affording all shareholders fair value for all of their shares. Despite the Icahn Group’s revised offer for up to all of Lionsgate’s shares, the shareholder rights plan still covers Lionsgate and its shareholders because, among other things, the offer is not subject to a non-waivable condition that more than 50% of the common shares not owned by the Icahn Group have been tendered and not withdrawn and does not guarantee Lionsgate’s shareholders a subsequent tender offer period if that condition is satisfied. A copy of the rights plan is available on the SEC’s website, www.sec.gov, and at www.sedar.com. The Board has authorized the convening of a special meeting of shareholders on May 4, 2010 to confirm the implementation of the shareholder rights plan.

If you have tendered your shares, you can withdraw them. For assistance in withdrawing shares, you can contact your broker or Lionsgate’s information agent, MacKenzie Partners, Inc., at the address, phone number and email address below:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Telephone: (800) 322-2885 (Toll-Free)
(212) 929-5500 (Collect)
Email: Lionsgate@mackenziepartners.com

A complete discussion of these and the other significant factors contributing to the Board’s recommendation that shareholders not tender their shares in the Icahn Group’s amended offer, as well as more information on the rights plan and issuance of the rights, is included in the enclosed amended Schedule 14D-9 and notice of change to directors’ circular. We urge you to read these documents carefully and in their entirety so that you will be fully informed as to the Board’s recommendation. In addition, Lionsgate will file a proxy statement with the SEC and Canadian securities regulators in connection with the special meeting of shareholders. Any definitive proxy statement will be mailed to shareholders of Lionsgate. INVESTORS AND SECURITY HOLDERS OF LIONSGATE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain free copies of the Schedule 14D-9, directors’ circular, proxy statement, any amendments thereto, and other documents filed with the SEC by Lionsgate through the website maintained by the SEC at www.sec.gov, and may obtain free copies of the directors’ circular and other documents filed with Canadian securities regulators at www.sedar.com. In addition, the Schedule 14D-9, directors’ circular, any amendments thereto, and other materials related to the Icahn Group’s unsolicited partial tender offer are available in the “Investors” section of Lionsgate’s website at www.lionsgate.com. If you have any questions concerning these documents or need additional copies of Lionsgate’s publicly-filed materials, please contact MacKenzie Partners, Inc. at 1-800-322-2885 (Toll-Free).

Lionsgate and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Shareholders may obtain information regarding the names, affiliations and interests of Lionsgate’s directors and executive officers in Lionsgate’s Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and its proxy statement for the 2009 Annual Meeting filed with the SEC on August 17, 2009. To the extent that holders of Lionsgate securities have changed since the amounts printed in the proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

We have appreciated and look forward to your continued support.

Sincerely,	Sincerely,
John Feltheimer	Michael Burns
Co-Chairman and Chief Executive Officer	Vice Chairman